Mail Stop 4561

      							October 13, 2005

Via U.S. Mail and Fax (209) 254-8191
Ms. Victoria Z. Carlton
President and Chief Executive Officer
Restaurant Training Corporation
7475 Skillman, Suite C-102
Dallas, TX 75231

	RE:	Restaurant Training Corporation
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 12, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 0-49945

Dear Ms. Carlton:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 3. Legal Proceedings, page 12

1. Expand your disclosure of the lawsuit filed August 25, 2004 to include your analysis of the matter in accordance with Paragraphs
8-
10 of SFAS 5.  Please use the terminology in paragraph 3 of SFAS
5.

Item 14. Principal Accountant Fees and Services, page 23

2. Please tell us why the audit fees for 2004 are not reflected on the Statement of Operations. Also, explain to us how such fees have been paid.

Certifications of Officers, pages 24-26

3. We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section
III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of your current Principal Executive
Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Note D - Going Concern, page F-8

4. Your disclosure implies that to date you have relied on contributions from executive officers and directors to maintain compliance with state and federal filing requirements. However, the only contribution reflected in your Statement of Stockholders` Equity occurred in 1994. Please clarify to us whether there have been any contributions since 1994 and whether such contributions were in the form of cash or services.


*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities
Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Ms. Victoria Z. Carlton
Restaurant Training Corporation
October 13, 2005
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